Exhibit 99.2

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Holder Account Number
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Form of Proxy - Annual Meeting of Extendicare Real Estate Investment Trust to be held on May 9, 2007

This Form of Proxy is solicited by and on behalf of Management.
Notes to proxy
1.	Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting and any adjournments or postponements thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.	This proxy should be signed in the exact manner as the name appears on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.	The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management in respect of such matter.

6.	This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

7.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 4:00 p.m., EDT on Monday, May 7, 2007.
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VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

•	Call the number listed BELOW from a touch tone telephone.	•	Go to the following web site: www.investorvote.com	•	You can enroll to receive future securityholder communications electronically, by visiting www.computershare.com - click “Enroll for e-delivery” under the Shareholder Services menu.

1-866-732-VOTE (8683) Toll Free
If you vote by telephone or the Internet, DO NOT mail back this proxy.
Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.
To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER	HOLDER ACCOUNT NUMBER	ACCESS NUMBER

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Appointment of Proxyholder

I/We, being holder(s) of Extendicare Real Estate Investment Trust hereby appoint: Frederick B. Ladly, Chairman, or failing him Mel Rhinelander, Vice Chairman, or failing him Philip W. Small, President and Chief Executive Officer
	OR	Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.
as my/our proxyholder with full power of substitution and to vote in accordance with the following directions (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual Meeting of Extendicare Real Estate Investment Trust to be held at The Dominion Club, King Gallery, 3rd Floor, 1 King Street West,Toronto, Ontario, Canada on Wednesday, May 9, 2007 at 4:00 p.m. (Toronto time) and at any adjournment or postponement thereof.
VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors
	For	Withhold		For	Withhold		For	Withhold

01. Frederick B. Ladly	☐	☐	02. Mel Rhinelander	☐	☐	03. John F. Angus	☐	☐

04. H. Michael Burns	☐	☐	05. Dr. Seth B. Goldsmith	☐	☐	06. Michael J.L. Kirby	☐	☐

07. Alvin G. Libin	☐	☐	08. J. Thomas MacQuarrie, Q.C.	☐	☐	09. Philip W. Small	☐	☐

2. Appointment of Auditors							For	Withhold

Re-appointment of KPMG LLP as Auditors of Extendicare Real Estate Investment Trust for the ensuing year.							☐	☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.
MM/DD/YY

Interim Financial Statements		Annual Report
Mark this box if you would like to receive interim financial statements and accompanying Management’s Discussion and Analysis by mail. If you do not mark the box, or do not return this proxy, it will be assumed you DO NOT want to receive the interim financial reports. You may however, register online to receive them by mail at www.computershare/mailinglist.
	☐	Mark this box if you would NOT like to receive the Annual Report and accompanying Management’s Discussion and Analysis by mail.	☐

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